UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Comprehensive Care Corporation

(Name of issuer)

Common Stock

(Title of class of securities)

204620-20-7

(CUSIP number)

Howard M. Jenkins

c/o Comprehensive Care Corporation

3405 West Dr. Martin Luther King, Jr. Boulevard, Suite 101, Tampa, Florida 33607, 813-288-4808

(Name, address and telephone number of person authorized to receive notices and communications)

June 4, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Filer’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204620-20-7
1	Names of reporting persons. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Howard M. Jenkins
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 35,885,714
	8	Shared voting power
	9	Sole dispositive power 35,885,714
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 35,885,714
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions)
13	Percent of class represented by amount in Row (11) 57.99%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

This constitutes Amendment No. 2 to the Statement on Schedule 13D dated June 10, 2009 (the “Statement”) relating to the common stock (the “Common Stock”) of Comprehensive Care Corporation, a Delaware corporation (the “Issuer”). Unless specifically amended or modified herein, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby restated in its entirety as follows:

The consideration given on January 20, 2009 to acquire 2,000,000 shares of the Issuer’s Common Stock was 2,000,000 Class A common shares of Core Corporate Consulting Group, Inc. (“Core”), a privately held corporation incorporated in 2008 in Delaware with its principal office in Colesville, Maryland. As a shareholder of Core, the Reporting Person exchanged his Class A common shares for shares of the Issuer pursuant to a Merger Agreement between Core and the Issuer dated January 20, 2009 (the “Merger Agreement”).

The consideration given on February 25, 2009 to acquire an additional 6,000,000 shares of the Issuer’s Common Stock was $1,500,000 paid from the personal funds of the Reporting Person.

On May 27, 2009, pursuant to a subscription agreement dated May 21, 2009, the Reporting Person paid $2,000,000 from personal funds to the Issuer for the right to receive 8,000,000 shares after the Issuer amended its Restated Certificate of Incorporation to increase its authorized Common Stock, which occurred on June 17, 2009.

On June 25, 2009, pursuant to a subscription agreement dated June 24, 2009, the Reporting Person purchased a Callable Convertible Promissory Note (the “Note”) in the amount of $2,000,000 from the Issuer. The source of funds to acquire the Note was the personal funds of the Reporting Person.

On June 4, 2010, pursuant to a subscription agreement dated April 14, 2010, the Reporting Person purchased a Convertible Promissory Note (the “Convertible Note”) in the amount of $2,000,000 from the Issuer. As part of such purchase, the Reporting Person acquired a five-year Warrant (the “Warrant”) from the Issuer to purchase up to 1,000,000 shares of the Issuer’s Common Stock at an exercise price of $0.25 per share. The source of funds to acquire the Convertible Note and accompanying Warrant was the personal funds of the Reporting Person.

On July 27, 2010, pursuant to a subscription agreement dated July 27, 2010, the Reporting Person purchased 4,600,000 shares of the Issuer’s Common Stock (the “Shares”) at a purchase price of $0.25 per share for an aggregate purchase price of $1,150,000. The source of funds to acquire the Shares was the personal funds of the Reporting Person.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby restated in its entirety as follows:

The Reporting Person acquired 2,000,000 shares of the Issuer’s Common Stock as a shareholder of Core pursuant to the Merger Agreement in connection with the transactions contemplated by the Merger Agreement. An additional 6,000,000 shares of Common Stock were acquired from the Issuer on February 25, 2009 in exchange for $1,500,000 in cash. The Reporting Person acquired 8,000,000 shares of Common Stock on June 19, 2009 in exchange for $2,000,000 paid to and received by the Issuer on May 27, 2009.

On June 25, 2009, the Reporting Person purchased the aforementioned Note. The Note accrued interest at the rate of 10.0% per annum and matured June 24, 2010 (“Maturity Date”). On the Maturity Date, the principal plus the accrued interest was converted into 6,285,714 shares of the Issuer’s Common Stock at a conversion price of $0.35 per share as payment in full of the outstanding principal balance of the Note and all accrued interest thereon.

On June 4, 2010, the Reporting Person purchased the aforementioned Convertible Note. The Convertible Note matures on June 4, 2011 and accrues interest at the rate of 24% per annum payable quarterly in arrears. The Convertible Note provides that the Reporting Person may convert the outstanding principal balance of the Convertible Note plus any accrued interest thereon calculated through the date of redemption, into shares of the Issuer’s Common Stock at a conversion price of $0.25 per share. The Issuer has the right to prepay all or part of the Convertible Note after thirty days from the date of issuance upon providing the Reporting Person with five days written notice during which time the Reporting Person may exercise all, or any portion of, the Reporting Person’s conversion rights described above. As part of such purchase, the Reporting Person acquired the aforementioned Warrant. If the Reporting Person were to convert the Convertible Note in full into the Issuer’s Common Stock as of June 4, 2010, 8,000,000 shares of the Issuer’s Common Stock would be issuable. If the Reporting Person exercised the Warrant in full at any time before June 4, 2015, 1,000,000 shares of the Issuer’s Common Stock would be issuable.

On July 27, 2010, the Issuer purchased the aforementioned Shares for investment purposes.

The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of Issuer or its subsidiaries, or other transactions which might have the effect of causing Issuer’s Common Stock to cease to be listed on an exchange market or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Act. The Reporting Person also retained the right to change his investment intent at any time, to acquire additional shares of Common Stock or other securities of Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by him (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Person may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby restated in its entirety as follows:

(a)	Aggregate Beneficial Ownership: As of the filing date of July 29, 2010 of this Schedule 13D, the Reporting Person beneficially owns 35,885,714 shares of the Issuer’s Common Stock, which includes 26,885,714 shares owned directly, 8,000,000 shares owned beneficially through the assumed conversion of the aforementioned Convertible Note, and 1,000,000 shares owned beneficially through the assumed exercise of the Warrant. The Reporting Person’s total beneficial ownership of shares as of July 29, 2010 represents 57.99% of all shares of the Issuer’s Common Stock, including those shares issuable upon conversion of the Convertible Note and the Warrant. Applicable percentage of ownership is based on the sum of 52,879,803 shares of Common Stock outstanding as of July 29, 2010, 8,000,000 shares owned beneficially through the right to acquire Common Stock by conversion of the Convertible Note and 1,000,000 shares of owned beneficially through potential exercise of the Warrant, as described in Item 3 herein, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended. The conversion by the Reporting Person of the Convertible Note may increase the number of shares of the Issuer’s Common Stock the Reporting Person may be entitled to receive through the conversion features thereof to a maximum of 480,000 additional shares of such Common Stock.

(b)	Power to Vote and Dispose of Issuer Shares: The Reporting Person holds sole power to vote and dispose of the shares beneficially owned by him.

(c)	Transactions Effected During the Past 60 days: None.

(d)	Right of Others to Receive Dividends of Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be Beneficial Owner of More Than Five Percent: Not Applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Statement is hereby amended by adding the following at the end thereof:

Exhibit	Description
10.2	Convertible Promissory Note, dated June 4, 2010, issued by Comprehensive Care Corporation in favor of Howard Jenkins, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 10, 2010 and filed June 10, 2010.

10.3	Warrant, dated June 4, 2010, issued by Comprehensive Care Corporation in favor of Howard Jenkins, incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated June 10, 2010 and filed June 10, 2010.

10.4	Subscription Agreement, dated July 27, 2010, between Comprehensive Care Corporation and Howard Jenkins, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated July 27, 2010 and filed July 28, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 29, 2010
Date

/s/ Howard M. Jenkins
Signature

Howard M. Jenkins
Name/Title